B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

02 APR 16 AM 11:03

Monday, April 1, 2002

SEC EXEMPTION #82-4245

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

02028434

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting a current public filing as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Enclosure: Press Release – April 1, 2002

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, April 1, 2002

For Immediate Release — Stock Symbol: TSE: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED FORMS STRATEGIC VIDEO DISTRIBUTION RELATIONSHIP

BFS Entertainment & Multimedia Limited (TSE: BFS) of Richmond Hill, Ontario, is pleased to announce that it has entered into a five year agreement with **Navarre Corporation** of Minnesota, USA, whereby BFS has formed a strategic relationship with Navarre to source and supply selected home video product lines for resale by Navarre to its customers.

BFS' president and CEO, Denis Donnelly states, "It is anticipated that this distribution arrangement will realise significant increases in revenue and profits for BFS in the next fiscal year."

BFS Entertainment & Multimedia Limited (TSE: BFS) manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

Navarre Corporation's (NASDAQ: NAVR) major business groups are: Navarre Distribution Services, which distributes non-proprietary quality entertainment products, including consumer software, video games, major label and independent music and DVD and VHS video, to a broad base of retailers nationwide and Navarre Entertainment Media, which distributes proprietary entertainment products, including independent music and DVD in the United States and Canada. The Company operates a business-to-business Internet E-Commerce website www.navarre.com.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA CA
Chief Financial Officer
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com